UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Olympic LNG Investments Ltd.
c/o ASOFIN Management AG
Heiligkreuz 2, FL-9490 Vaduz
Liechtenstein
+423-237 48 03

Copies to:

D. Scott Bennett, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1132
(telephone number)
+1 (212) 474-3700
(facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OLYMPIC LNG INVESTMENTS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,164,904

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
11,164,904

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,164,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The percentage ownership is calculated based on aggregate number of 95,192,812 Common Shares outstanding as of February 17, 2021.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
A.S.O. MARITIMA S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
PANAMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,164,904

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
11,164,904

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,164,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2)	The percentage ownership is calculated based on aggregate number of 95,192,812 Common Shares outstanding as of February 17, 2021.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ALEXANDER S. ONASSIS FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
LIECHTENSTEIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,164,904

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
11,164,904

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,164,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3)	The percentage ownership is calculated based on aggregate number of 95,192,812 Common Shares outstanding as of February 17, 2021.

Explanatory Note

The purpose of this Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2014 (the “Original Schedule 13D”), as amended on July 2, 2020 (as amended, the “Amended Schedule 13D”), is to reflect the entry into (i) the agreement and plan of merger, by and among GasLog Ltd. (the “Issuer”), GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (“Parent”), and GEPIF III Crown MergerCo Limited, a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”, together with Parent, “GEPIF”), dated as of February 21, 2021 (the “Merger Agreement”) and (ii) the rollover agreement, by and among Parent, the Issuer, Blenheim Holdings Ltd., Olympic LNG Investments Ltd., Blenheim Special Investments Holding Ltd. (“BSIH”), Falconera Navigation Inc., Chiara Holdings Inc., Maple Tree Holdings Ltd., Ash Tree SA, Acer Tree SA, Thatcher Investments Limited, Eleanor Investments Holdings, Nelson Equity Limited and JP Jones Holdings Limited (such persons, other than Parent and the Issuer, the “Rolling Shareholders”), dated as of February 21, 2021 (the “Rollover Agreement”).

Except as set forth below, all Items in the Original Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the respective meanings assigned to such terms in the Original Schedule 13D.

Item 2. Identity and Background

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Olympic LNG Investments Ltd.	c/o Conyers Corporate Services (Bermuda) Limited Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	Bermuda	N/A	Investment company
Directors
Prof. Constantinos Grammenos	c/o Center for Shipping, Trade and Finance CASS BUSINESS SCHOOL CITY UNIVERSITY LONDON 106 Bunhill Row London EC1Y 8TZ, U.K.	Greece	Center for Shipping, Trade and Finance CASS BUSINESS SCHOOL CITY UNIVERSITY LONDON 106 Bunhill Row London EC1Y 8TZ, U.K. Professor	University
Stefanos Tamvakis	27, Artemisiou Str, GR15234 Chalandri, Athens, Greece	Greece	N/A	N/A

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Edward Rance		Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	UK	Conyers Corporate Services (Bermuda) Limited Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	Lawyer
Michail Gialouris		8 Zephyrou Str. Paleo Faliro 17564 Athens Greece	Greece	ASOFIN Management S.A. 8 Zephyrou Str. Paleo Faliro 17564 Athens Greece Managing Director	Consulting company
Officers
President	Antonios S. Papadimitriou	367 Syngrou Av. Paleo Faliro 17564 Athens Greece	Greece	ASOFIN Management S.A.	Consulting company
Vice President	Marianna Moschou	8 Zephyrou Str. Paleo Faliro 17564 Athens Greece	Greece	Alexander S. Onassis Foundation Heiligkreuz 2 FL-9490 Vaduz Liechtenstein Secretary and Director	Foundation
Treasurer	Michail Gialouris	See above	See above	See above	See above
Secretary	Conyers Corporate Services (Bermuda) Limited	Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	Bermuda	N/A	Local agent
A.S.O. MARITIMA S.A.		Calle Aquillino de la Guardia 8 Panama 1, Republic of Panama	Panama	N/A	Holding company
Directors
Antonios S. Papadimitriou		See above	See above	See above	See above
Georgios Karageorgiou		8 Zephyrou Str. P. Faliro 17564 Athens Greece	Greece	Olympic Shipping and Management S.A. (Branch in Greece) 8 Zephyrou Str. P. Faliro 17564 Athens Greece President/Director	Shipmanagement company
Michail Gialouris		See above	See above	See above	See above
Spyridon Floratos		Heiligkreuz 2, Vaduz, 9490, Liechtenstein	Greece	ASOFIN Management AG Heiligkreuz 2, Vaduz, 9490, Liechtenstein	Consulting company

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Officers
President	Antonios S. Papadimitriou	See above	See above	See above	See above
Vice President Chief Executive Officer	Georgios Karageorgiou	See above	See above	See above	See above
Secretary	Michail Gialouris	See above	See above	See above	See above
Treasurer	Spyridon Floratos	See above	See above	See above	See above
ALEXANDER S. ONASSIS FOUNDATION		Heiligkreuz 6 Vaduz, Lichtenstein	Lichtenstein	N/A	Foundation
Directors
Antonios S. Papadimitriou		See above	See above	See above	See above
Marianna Moschou		See above	See above	See above	See above

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Prof. Constantinos Grammenos		See above	See above	See above	See above
Michael Sotirhos		545 Smith Ridge Road New Canaan, Connecticut 06840 USA	USA	The Blackstone Group 345 Park Avenue NY, NY 10154 USA Senior Managing Director	Investment and advisory firm
Dennis Houston		15 North Fazio Way The Woodlands, TX 77389 USA	USA	N/A	N/A
Nikolaos Karamouzis		SMERemediumCap, 10 rue Antoine Jans, L-1820 Luxembourg, Grand Duchy of Luxembourg	Greece	N/A	N/A
Officers
President / Treasurer	Antonios S. Papadimitriou	See above	See above	See above	See above
Secretary	Marianna Moschou	See above	See above	See above	See above
Vice President	Dennis Houston	See above	See above	See above	See above

Item 4. Purpose of the Transaction

Item 4 of the Amended Schedule 13D is hereby amended by adding the following paragraphs:

Entry into the Merger Agreement

Pursuant to, and subject to the terms and conditions of, the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), the separate corporate existence of Merger Sub will cease and the Issuer will be the surviving company in the Merger (the “Surviving Company”).  Under the terms of the Merger Agreement, each common share (the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will, by virtue of the Merger, be canceled and converted into the right to receive $5.80 per Share, without interest, except for any shares that, as of immediately prior to the Effective Time of the Merger, are held by (i) the Rolling Shareholders, (ii) any of Bruce Blythe, Jean Haramis, Monhegetti Transport Inc., Dimitris Kolias and Stray Shipping Investments (the “Additional Rolling Shareholders”), (iii) any direct or indirect wholly owned subsidiary of the Issuer, (iv) the Issuer as treasury shares or (v) holders of Shares who have properly exercised their appraisal rights with respect to such Shares (the “Transaction”).

Prior to the consummation of the Transaction, each Rolling Shareholder (other than Blenheim Holdings Ltd. and Olympic LNG Investments Ltd.) and each Additional Rolling Shareholder intend to contribute its Shares to BSIH such that immediately prior to the consummation of the Transaction, BSIH will directly hold 10,660,198 Shares. Blenheim Holdings Ltd. and Olympic LNG Investments Ltd. will continue to directly hold 30,800,000 Shares and 11,164,904 Shares, respectively.

Promptly after consummation of the Transaction, the Shares will be delisted from the New York Stock Exchange.

The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Form 6-K filed by the Issuer on March 3, 2021 and is incorporated herein by reference in its entirety.

Entry into the Rollover Agreement

Concurrently with the execution of the Merger Agreement, the Parent, the Issuer and the Rolling Shareholders entered into the Rollover Agreement.  Pursuant to the Rollover Agreement, (a) each Rolling Shareholder has agreed to vote or cause to be voted any Shares and preference shares beneficially owned by such Rolling Shareholder in favor of adopting the Merger Agreement, the Transaction and any other actions contemplated thereby for which approval of the Issuer’s shareholders is requested and (b) each Rolling Shareholder has agreed that their Shares and preference shares will remain outstanding as shares and preference shares, respectively, of the Surviving Company following consummation of the Transaction.

In addition, at the consummation of the Transaction, the Issuer, GEPIF, Blenheim Holdings Ltd., BSIH and Olympic LNG Investments Ltd. agreed to enter into a shareholders’ agreement with respect to the governance of the Issuer following the consummation of the Transaction, a form of which is attached as Exhibit B to the Rollover Agreement (the “Shareholders’ Agreement”).  Pursuant to the Shareholders’ Agreement and following the consummation of the Transaction, the board of directors of the Issuer will be reduced to five persons, and the Rolling Shareholders that are party to the Shareholders’ Agreement will appoint a majority of the Issuer’s board of directors in accordance with the terms of the Shareholders’ Agreement.  In addition, Peter G. Livanos, following consummation of the Transaction, will hold a proxy to vote the Shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, will control more than a majority of the voting stock of the Surviving Company and will control the right to appoint a majority of the board of the Surviving Company.  Following consummation of the Transaction, the Issuer’s bye-laws will be amended and restated to be in the form attached as Exhibit B to the Merger Agreement.

The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 2.2 to the Form 6-K filed by the Issuer on March 3, 2021 and is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

(a)	See item 9 on Cover Pages to this Amendment No. 2. Percentages are based on 95,192,812 Shares outstanding as of February 17, 2021.

(1)	Olympic LNG Investments Ltd. (“Olympic”) is the direct beneficial owner of 11,164,904 common shares.

(2)
A.S.O. Maritima S.A. (“Maritima”) owns 100% of Olympic LNG Investments Ltd. Maritima does not own any Shares.  By reason of Maritima’s control of Olympic, Maritima may deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

(3)
The Alexander S. Onassis Foundation (the “Foundation”) owns 100% of Maritima.  The Foundation does not own any Shares.  By reason of the Foundation’s control of Maritima, the Foundation may deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

(b)	Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 2.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 2.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 2.

(c)	Other than as described in this Amendment No. 2, there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 of this Amendment No. 2 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1  Agreement and Plan of Merger by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, dated as of February 21, 2021 (incorporated by reference to Exhibit 2.1 to the Form 6-K filed by GasLog Ltd. on March 3, 2021).

Exhibit 2  Rollover Agreement by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders (as defined herein), dated as of February 21, 2021 (incorporated by reference to Exhibit 2.2 to the Form 6-K filed by GasLog Ltd. on March 3, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2021

OLYMPIC LNG INVESTMENTS LTD.

By:	/s/ Anthony S. Papadimitriou
	Name:	Anthony S. Papadimitriou
	Title:	President

By:	/s/ Michail Gialouris
	Name:	Michail Gialouris
	Title:	Director

A.S.O. MARITIMA S.A.

By:	/s/ Anthony S. Papadimitriou
	Name:	Anthony S. Papadimitriou
	Title:	Director

By:	/s/ Michail Gialouris
	Name:	Michail Gialouris
	Title:	Director

ALEXANDER S. ONASSIS FOUNDATION

By:	/s/ Anthony S. Papadimitriou
	Name:	Anthony S. Papadimitriou
	Title:	Director

By:	/s/ Marianna Moschou
	Name:	Marianna Moschou
	Title:	Director